

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Nicolaas Vlok
Chief Executive Officer
Project Angel Parent, LLC
c/o MeridianLink, Inc.
1600 Sunflower Avenue, #200
Costa Mesa, CA 92626

> **Re: Project Angel Parent, LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 27, 2021**
> **CIK No. 0001834494**

Dear Mr. Vlok:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated January 12, 2021.

Amendment No.1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures
Adjusted EBITDA, page 68

1. We note your response to previous comment 5. Tell us if you intend to include an adjustment for "Deferred revenue reduction from purchase accounting" in your calculation of adjusted EBITDA for the year ended December 31, 2020.

2. Reference is made to the disclosure regarding the adjustment identified as "Deferred revenue reduction from purchase accounting" on page 70. Please clarify that you are not excluding an amount, but are in fact including an amount of income not otherwise reflected in your GAAP results of operations.

Business, page 95

3. Please incorporate your responses to prior comments 12 and 14 in your prospectus with regards to: (i) the integration of CRIF and your more recent acquisitions with your MeridianLink platform and (ii) how you generate revenue through your Partner Marketplace.

4. On pages 1 and 106 you refer to your total addressable market of $10 billion based on an "independent analysis" by Cornerstone Advisors. We note that this independent analysis, in turn, was based off a 2021 study conducted on your behalf that estimated various metrics in various market channels. Please clarify whether you engaged Cornerstone to provide this independent analysis and who conducted the 2021 study. Please provide more details of how the $10 billion total addressable market was determined, including discussing material assumptions.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

5. In regard to Subscription Fee Revenue, please revise your disclosure here, and elsewhere as appropriate, to clearly identify the performance obligations included in your "software solutions." Also please clarify whether these subscription arrangements include a license component.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph C. Theis, Jr., Esq.